# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Wearable Devices Ltd., CIK 0001887673
CUSIP: M97838409
Title of class of securities: Ordinary shares, no par value per share
Address of issuer's principal executive offices: 5 HA-TNUFA ST., YOKNE'AM ILLIT, Israel (L3), 2066736
Date of event which requires filing of this statement: 07/23/2026
Filed by CIK 0002092834
Persons authorized to receive notices and communications: Nissim Daniel, 5 Ha'Rav Levin Street,, Ramat Gan, Israel (L3), 5226039, 972-54-232-1222

## Reporting persons
- J.B.D Innovation Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 543,361; sole dispositive power 477,361; shared dispositive power 0; aggregate amount beneficially owned 543,361 (24.82% of the class)
  Comment: (1) Based on a total of 2,189,469 ordinary shares, no par value per share, of Wearable Devices Ltd. (the "Ordinary Shares" and the "Issuer", respectively) outstanding as of June 17, 2026 (as reported in the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on June 17, 2026).
- Nissim Daniel (CIK 0002092834): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 543,361; sole dispositive power 477,361; shared dispositive power 0; aggregate amount beneficially owned 543,361 (24.82% of the class)
  Comment: (1) Nissim Daniel is the sole owner, the sole director and the Chief Executive Officer of J.B.D Innovation Ltd. ("J.B.D").
  
  (2) Based on a total of 2,189,469 Ordinary Shares outstanding as of June 17, 2026 (as reported in the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on June 17, 2026).
- Victor Tshuva & Co. - Law Offices: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 543,361; sole dispositive power 66,000; shared dispositive power 0; aggregate amount beneficially owned 543,361 (24.82% of the class)
  Comment: (1) Based on a total of 2,189,469 Ordinary Shares outstanding as of June 17, 2026 (as reported in the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on June 17, 2026).
- Victor Tshuva: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 543,361; sole dispositive power 66,000; shared dispositive power 0; aggregate amount beneficially owned 543,361 (24.82% of the class)
  Comment: (1) Victor Tshuva is the sole owner and the Chief Executive Officer of Victor Tshuva & Co. - Law Offices ("Victor Tshuva & Co.").
  
  (2) Based on a total of 2,189,469 Ordinary Shares outstanding as of June 17, 2026 (as reported in the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on June 17, 2026).

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, no par value per share
Name of issuer: Wearable Devices Ltd.
Address of issuer's principal executive offices: 5 HA-TNUFA ST., YOKNE'AM ILLIT, Israel (L3), 2066736

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by J.B.D, Nissim Daniel, Victor Tshuva & Co. and Victor Tshuva (each a "Reporting Person" and, collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, dated as of July 27, 2026, a copy of which is attached hereto as Exhibit 1.

J.B.D is an Israeli company incorporated in 2022. The address of its principal office and principal place of business is 98 Ha'Yarden Street, Ramat Gan, Israel 5224705, c/o Nissim Daniel. As of the date of this Schedule, Nissim Daniel, an Israeli citizen, is the sole owner, the sole director and the Chief Executive Officer of J.B.D, and his principal office and principal place of business is 5 Ha'Rav Levin Street, Ramat Gan, Israel 5226039.

Victor Tshuva & Co. is an Israeli company incorporated in 2009. The address of its principal office and principal place of business is 40 Tuval Street, Ramat Gan, Israel 5252247, c/o Victor Tshuva. As of the date of this Schedule, Victor Tshuva, an Israeli citizen, is the sole owner and the Chief Executive Officer of Victor Tshuva & Co., and his principal office and principal place of business is 40 Tuval Street, Ramat Gan, Israel.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Residence or business address: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated by reference into this Item 2(b).
Present principal occupation or employment: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated by reference into this Item 2(c).
Criminal convictions in the last five years: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated by reference into this Item 2(d).
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated by reference into this Item 2(e).
Citizenship: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated by reference into this Item 2(f).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons have invested an aggregate of approximately $951,425 (excluding brokerage commissions and other transaction costs) to acquire an aggregate of 543,361 Ordinary Shares of the Issuer. J.B.D invested approximately $835,859 (excluding brokerage commissions and other transaction costs) to acquire 477,361 Ordinary Shares of the Issuer, and Victor Tshuva & Co. invested approximately $115,566 (excluding brokerage commissions and other transaction costs) to acquire 66,000 Ordinary Shares of the Issuer.

The aggregate purchase price of the 66,000 Ordinary Shares beneficially owned by Victor Tshuva & Co. was approximately $115,566, or $1.751 per share, excluding brokerage commissions and other transaction costs. Pursuant to an agreement, dated July 26, 2026, between J.B.D and Victor Tshuva & Co. (the "Agreement"), J.B.D agreed to acquire such shares and transfer them to Victor Tshuva & Co., and Victor Tshuva & Co. agreed to purchase such shares from J.B.D for an aggregate purchase price of $116,297 (which includes the purchase price of the shares, including brokerage commissions and other transaction costs) within five days following receipt of notice from J.B.D.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On July 27, 2026, the Reporting Persons delivered a demand letter to the Issuer pursuant to the Israeli Companies Law, 5759-1999, and the Issuer's Amended and Restated Articles of Association (the "Articles of Association") requesting that the Issuer convene a special general meeting of shareholders. A copy of the demand letter is attached hereto as Exhibit 3 and is incorporated herein by reference.

In the demand letter, the Reporting Persons requested that the agenda for such meeting include proposals to amend certain provisions of the Issuer's Articles of Association relating to the election and removal of directors, remove certain incumbent directors, elect four director nominees proposed by the Reporting Persons and approve compensation, exemption, indemnification and insurance arrangements for such nominees.

The Reporting Persons intend to continue engaging with the Issuer's board of directors, management, shareholders and other interested parties regarding the foregoing matters and may take such actions as they deem appropriate in connection therewith, including seeking shareholder support for the proposals described in the demand letter and exercising any rights available to them under applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information included herein is based on a total of 2,189,469 Ordinary Shares outstanding as of June 17, 2026 (as reported in the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on June 17, 2026).

J.B.D has the sole dispositive power over 477,361 Ordinary Shares, representing in the aggregate approximately 21.80% of the outstanding share capital of the Issuer, and a shared voting power over 543,361 Ordinary Shares, representing in the aggregate approximately 24.82% of the outstanding share capital of the Issuer.

Nissim Daniel does not directly own any Ordinary Shares. Mr. Daniel, as the sole owner and director of J.B.D, may be deemed a beneficial owner of any Ordinary Shares beneficially owned by J.B.D.

Victor Tshuva & Co. has the sole dispositive over 66,000 Ordinary Shares, representing approximately 3.01% of the outstanding share capital of the Issuer, and a shared voting power over 543,361 Ordinary Shares, representing in the aggregate approximately 24.82% of the outstanding share capital of the Issuer. Pursuant to the Agreement, J.B.D and Victor Tshuva & Co. agreed to act in concert with respect to their holdings of Ordinary Shares of the Issuer, and, until the transfer of 66,000 Ordinary Shares to Victor Tshuva & Co. is completed, J.B.D has agreed to vote such shares in accordance with the instructions of Victor Tshuva & Co. The acquisition of the 66,000 Ordinary Shares by Victor Tshuva & Co. is being effected pursuant to the Agreement, as described in Items 3 and 6 of this Schedule 13D.

Victor Tshuva does not directly own any Ordinary Shares. Victor Tshuva is the sole owner and the Chief Executive Officer of Victor Tshuva & Co.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Schedule 13D is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: On July 23, 2026, J.B.D acquired 543,361 Ordinary Shares in open market transactions effected through a broker at an average purchase price of $1.751 per share. Pursuant to the Agreement, J.B.D agreed to transfer 66,000 of such Ordinary Shares to Victor Tshuva & Co. at a purchase price of $1.751 per share, for an aggregate purchase price of $116,297 (which includes the purchase price of the shares, including brokerage commissions and other transaction costs).
Other persons with the right to receive dividends or sale proceeds: Except as set forth in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Pursuant to the Agreement, J.B.D agreed to transfer to Victor Tshuva & Co. 66,000 Ordinary Shares at a purchase price of $1.751 per share, for an aggregate purchase price of $116,297 (which includes the purchase price of the shares, including brokerage commissions and other transaction costs). The Agreement further provides that J.B.D and Victor Tshuva & Co. will act in concert with respect to their holdings of Ordinary Shares of the Issuer and that, until the transfer of such shares is completed, J.B.D will vote such shares in accordance with the instructions of Victor Tshuva & Co.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement by and among J.B.D Innovation Ltd., Nissim Daniel, Victor Tshuva & Co. - Law Offices and Victor Tshuva dated July 27, 2026.

Exhibit 2 Agreement, by and between J.B.D Innovation Ltd. and Victor Tshuva & Co. - Law Offices, dated July 26, 2026.

Exhibit 3 Demand to Convene Special General Meeting of the Shareholders of Wearable Devices Ltd., dated July 27, 2026.

## Signatures
- J.B.D Innovation Ltd.: /s/ Nissim Daniel, Nissim Daniel/Chief Executive Officer (07/27/2026)
- Nissim Daniel: /s/ Nissim Daniel, Nissim Daniel (07/27/2026)
- Victor Tshuva & Co. - Law Offices: /s/ Victor Tshuva, Victor Tshuva/Chief Executive Officer (07/27/2026)
- Victor Tshuva: /s/ Victor Tshuva, Victor Tshuva (07/27/2026)